UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August 2026 (Report No. 2)

Commission File Number: 001-40614

INTERCURE LTD.

(Translation of registrant’s name into English)

85 Medinat ha-Yehudim Street

Herzliya, 4676670, Israel

Tel: +972 77 460 5012

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

On August 11, 2026, an Extraordinary General Meeting of Shareholders (the “Meeting”) of InterCure Ltd. (the “Company”) approved the proposal brought before the Company’s shareholders at the Meeting, in accordance with the majority required for such proposal. The proposal was described in the Company’s Notice and Proxy Statement with respect to the Meeting, dated July 22, 2026, attached as Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K that was furnished to the U.S. Securities and Exchange Commission on July 22, 2026, as amended on July 27, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERCURE LTD.

Date: August 11, 2026	/s/ Amos Cohen
Amos Cohen
Chief Financial Officer